UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5

1.	Names of Reporting Persons Richard D. Hodge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,485,424(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,485,424(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,485,424

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 2,229,174 shares owned by Richard D. Hodge, 75,000 shares that may be acquired upon the exercise of vested options, and 181,250 shares that may be acquired upon the exercise of a warrant held by Mr. Hodge.

Item 1.
	(a)	Name of Issuer InfoLogix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
	(a)	Name of Person Filing Richard D. Hodge
	(b)	Address of Principal Business Office or, if none, Residence 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.
	(c)	Citizenship Richard D. Hodge is a United States citizen.
	(d)	Title of Class of Securities Common Stock, par value $0.00001 per share (the “Common Stock”).
	(e)	CUSIP Number 45668X 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

(a)-(c).  As of the filing date of this Schedule 13G, Richard D. Hodge may be deemed to have sole voting and dispositive power over 2,485,424 shares of Common Stock that includes 2,229,174 shares owned by Mr. Hodge, 75,000 shares that may be acquired upon the exercise of vested options, and 181,250 shares that may be acquired upon the exercise of a warrant, and represents approximately 9.9% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ Richard D. Hodge
Signature
Richard D. Hodge
Name/Title